FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2001

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

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                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         A press release dated May 31, 2001 announcing STMicroelectronics implements additional cost reduction initiatives in response to difficult market conditions.


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                            [STMicroelectronics Logo]

     PRESS RELEASE COMMUNIQUE DE PRESSE COMMUNICATO STAMPA PRESSEINFORMATION
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                                                                   PR No. C1029H

       STMicroelectronics Implements Additional Cost Reduction Initiatives
                   in Response to Difficult Market Conditions

                     Targets capital investment of $1.5B for
               2001 and transfers Ottawa manufacturing operations

Geneva, May 31, 2001 - STMicroelectronics (NYSE:STM) announced that it is limiting its 2001 capital investments to $1.5 Billion and transferring its Ottawa front-end wafer-fabrication production to its other manufacturing facilities around the world. Capital expenditures, which were earlier forecast to be approximately $1.9B, have been reduced in response to the continuing slowdown in the semiconductor market, which has left the industry with excess manufacturing capacity, particularly in older technologies. ST's revised capital expenditure budget continues to assure the Company's progress on its strategic projects in advanced sub-micron production.

At the same time, ST announced that while it continued to look for alternate arrangements, it is taking action on its Ottawa wafer fab. Formerly the in-house silicon semiconductor production operation of Nortel Networks, the Ottawa, Ontario, Canada facility and manufacturing line were acquired by ST last year as part of a multi-year, multi-billion dollar joint-development and supply agreement with Nortel for network technologies and products. The transfer is expected to be completed by December 2001 and will involve special cash and non-cash charges totalling approximately $30 Million which will be recognized in the second quarter of 2001.

Excluded from the transfer are the R&D capabilities that ST acquired in the Nortel agreement. ST emphasized that these R&D capabilities, which had previously been named ST's "Center of Excellence" for high-speed technologies for optical networking products, would remain in Ottawa and continue to receive investment sufficient for the Center to remain on the cutting edge of optical technology development.

The transfer of production rationalizes ST's front-end manufacturing. The Ottawa plant has recently been operating well below capacity, and production will move to larger, lower-cost facilities that will keep the Company's products cost competitive.

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At the same time, maintaining and continuing to invest in its Center for
Excellence demonstrates ST's commitment to its strategic relationship with Nortel and the optical networking markets. The move affects about 450 people but several positions will be offered relocation to other ST sites.


About STMicroelectronics
STMicroelectronics is the world's third largest independent semiconductor company. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits
(ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 2000, the Company's net revenues were $7,813.2 million and net earnings were $1,452.1 million. Further information on ST can be found at www.st.com.
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For further information please contact:

Investors                               Media
Benoit de Leusse                        Maria Grazia Prestini
Investor Relations Manager Europe       Director, Corporate Press Relations
STMicroelectronics                      STMicroelectronics
Tel: +33.4.50.40.24.30                  Tel: +33 4 50 40 25 32
Fax: +33.4.50.40.25.80                  Fax: +33 4 50 40 25 40

Jean-Benoit Roquette/Nicole Curtin      Lorie Lichtlen
Morgen Walke Europe                     Morgen Walke Europe
Tel: +33.1.47.03.68.10                  Tel: +33.1.47.03.68.10




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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2001                         STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer